SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is made and entered into as of 18 January, 2023, by and among:

(1) Quality Industrial Corp. a Nevada corporation established under the laws of the State of Nevada with company IRS Employer identification number 35-2675388 addressed at 315 Montgomery Street, San Francisco, 94104 California, USA having John-Paul Backwell as the authorized representative and signatory for and on behalf of the company (hereinafter referred to as “First Party” or the “Purchaser”).

(2) Gerab National Enterprises LLC, a company established under the laws of United Arab Emirates addressed at Office No 202, S-19 Hotel, Office Section, Al Jaddaf Waterfront, Dubai, UAE, represented by Mr. Abdullah Sharafi, with 50% shares in the Company on a fully diluted basis (“Second Party”); and

(3) Mr. Saseendran Kodapully Ramakrishnan, an Indian National, holder of passport number Z4995587, a resident of United Arab Emirates, residing at Villa No 45, La Colleccion Avenue, Arabian Ranches, Nad Al Shiba, Dubai, United Arab Emirates, with 50% shares in the Company on a fully diluted basis (“Third Party”).

(The Second Party and the Third Party will be referred to, collectively, as the “Sellers”).

(The First Party, Second Party and Third Party will be collectively referred to as the “Parties” and individually as a “Party”).

RECITALS

WHEREAS, Quality International Co Ltd FZC, a freezone company established under the rules and regulations of the Hamriyah Free Zone Authority and the Laws of the United Arab Emirates, with company registration number 4378 with PO Box No 50622, located at 6C-02, Hamriyah Free Zone Phase 2, Sharjah, United Arab Emirates (“Company”).

WHEREAS, the First Party, the Second Party and the Third Party entered into a binding letter of intent dated 28 June 2022 (“LoI”). Consequently, and pursuant to the LoI, this Agreement sets forth the terms and conditions upon which the Sellers are selling to the Purchaser, and the Purchaser is purchasing from the Sellers, 78 shares (comprising of 39 shares from the Second Party and 39 shares from the Third Party) in the Company, which constitutes 52% ownership in the Company on fully diluted basis (hereinafter referred to as the “Shares”);

NOW THEREFORE, in exchange for good and value consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

I. INTERPRETATION

a.	Rules. The following definitions and rules of interpretation in this clause apply in this Agreement:

i.	“Closing Documents” means all the documents enclosed under Exhibit A

ii.	“Company Legacy Assets” mean receivables that were not received as at the end of 31 December 2022 and may not be received in the future, and work-in-progress that have been accounted for in the books of the Company as at the end of 31 December 2022 but not yet billed to a customer and may not get billed to a customer in the future.

iii.	“Confidential Information”: has the meaning given in Clause 7.01.

iv.	“Disclosure Letter”: means the disclosure letter signed by the Purchase and the Sellers on the date of this Agreement and as more particular set out under Exhibit A.

v.

“Escrow agent”: means a neutral third party entity, to be mutually determined and appointed, between the Parties, who shall receive the applicable Shares from Sellers (pursuant to Clause 1.04) and/or the Purchaser (pursuant Clause 1.05) (as the case may be), and subsequently hold and transfer such applicable Shares in accordance with this Agreement and the escrow agreement.

"Escrow Agreement" means the escrow agreement to be entered into between the Parties and the Escrow Agent regulating the escrow and disbursement of Shares and including bank dispersion details for all remaining payment tranches and as more particularly set out under Exhibit A.

vii.	“LoI”: has the meaning given under paragraph A of the Recitals section.

viii.	“Products”: certain steel products manufactured and installed by the Company which shall include all types of pressure vessels, heat exchangers, modules and skids, piping spools and tank farms.

ix.	“Purchase Price”: has the meaning given in Clause 1.02.

x.	“Shares”: has the meaning given in paragraph B of the Recitals section.

xi.	“Sellers Shareholders Account” mean the current account of each Seller, in the books of the Company, where the purchase consideration payable by the Purchaser to the Sellers is paid directly into the Company and applied towards the settlement of Company Legacy Assets.

xii.	“Shareholders Agreement” has the meaning given in Clause 1.06 and as more particular set out under Exhibit A.

xiii.	“SPV” has the meaning given in Clause 1.01.

b.	Clause, Schedule and paragraph headings shall not affect the interpretation of this Agreement.

c.	References to clauses and Schedules are to the clauses of and Schedules to this Agreement and references to paragraphs are to paragraphs of the relevant Schedule.

d.	The Schedules form part of this Agreement and shall have effect as if set out in full in the body of this Agreement. Any reference to this agreement includes the Schedules.

e.	A reference to this Agreement or any other agreement or document referred to in this Agreement, is a reference to this Agreement or such other agreement or document, in each case as varied from time-to-time.

f.	A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

g.	This Agreement shall be binding on and enure to the benefit of, the Parties to this Agreement and their respective personal representatives, successors and permitted assigns, and references to a Party shall include that Party’s personal representatives, successors and permitted assigns.

h.	A reference to a company shall include any company, corporation or other body corporate, wherever and however incorporated or established.

i.	Unless expressly provided otherwise in this Agreement, a reference to writing or written excludes fax but not e-mail.

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a.	Any words following the terms including, include, in particular, for example or any similar expression shall be interpreted as illustrative and shall not limit the sense of the words preceding those terms.

b.	Any obligation on a Party not to do something includes an obligation not to allow that thing to be done.

1. SALE OF THE SHARES

1.01 Shares being Sold. Subject to the terms and conditions of this Agreement, the Purchaser hereby agrees to purchase the Shares from the Sellers and the Sellers agree to sell the Shares to the Purchaser. The Shares will be held by a holding company in the United Arab Emirates called “Quality Industries Holding Ltd.,” a freezone company to be formed immediately following Closing and prior to the Tranche 3 payment date as a special purpose vehicle under the regulations of Abu Dhabi General Markets and laws of United Arab Emirates, which entity will be wholly owned subsidiary of the First Party and will hold the Shares as a 52% shareholder of the Company immediately following payment of Tranche 3 as described in clause 1.02 and clause 1.04.

1.02 Purchase Price. The Parties have agreed that the Purchase Price for the Shares is up to One Hundred Thirty-Seven Million United States Dollars ($137,000,000 USD), which is payable as part payments as follows:

Tranche	Timeframe and Conditions	Amount	Paid By	Paid To
1	Paid after signing of Letter of Intent (June 28, 2022)	$1,000,000 (paid)	First Party	Gerab National Enterprise LLC
2	Following signing of this Agreement and subject to closing as per clause 1.03, payment to be made on or before 18 February 2023.	$15,000,000	First Party	Quality International Co Ltd FZC
3	On or before 210 calendar days after Closing	$66,000,000	First Party	$39,000,000 to Gerab National Enterprise LLC and $6,000,000 to Saseendran Kodapully Ramakrishnan and $21,000,000 to Quality International Co Ltd FZC
4	Within 30 days of H1 2023 Auditor Certified Financials *Based on H1 2023 Forecast being met: EBITDA target: $ 11,164,105	*$14,000,000	First Party	$6,000,000 to Gerab National Enterprise LLC and $5,000,000 to Saseendran Kodapully Ramakrishnan and $3,000,000 to Quality International Co Ltd FZC
5	Within 30 days of Year End 2023 Audited Financials *Based on Year End 2023 Forecast being met - EBITDA target: $ 22,328,211	*$20,000,000	First Party	*$15,000,000 to Gerab National Enterprise LLC and $2,000,000 to Saseendran Kodapully Ramakrishnan and $3,000,000 to Quality International Co Ltd FZC
6	Within 30 days of Year End 2024 Audited Financials *Based on Year End 2024 Forecast being met - EBITDA target: $ 27,144,231	*$21,000,000	First Party	$15,000,000 to Gerab National Enterprise LLC and $3,000,000 to Saseendran Kodapully Ramakrishnan and $3,000,000 to Quality International Co Ltd FZC

* Notes for Tranches 4, 5 and 6: Pursuant to the table above, payments for Tranche 4 to Tranche 6 are linked and paid in proportion to the percentage of EBITDA target achieved against forecasted EBITDA targets and capped at 100% of EBITDA target. Any shortfall or surplus (as the case may be) on the EBITDA target of a particular Tranche shall be carried-over to the subsequent Tranche and to be added to or deducted from (as the case may be) the subsequent EBITDA target. Any shortfall existing after the expiration of time allotted for Tranche 6, shall be forfeit, resulting in a reduction to the Purchase Price.

1.03 Closing. The closing of the transaction shall take place when all parties have signed this Share Purchase Agreement and when all Closing Documents described in Exhibit A have been executed.

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1.04 Delivery by the Sellers. Upon Purchaser’s payment of the second tranche to the Sellers, the Sellers will without delay, remove all encumbrances and pledges at the Sellers bank and shall transfer the Shares to Escrow to be held by Escrow Agent. Immediately upon payment of the third tranche to the Seller, the Escrow Agent shall transfer the Shares to the Purchaser as described in Clause 1.01.

1.05 Default in Payments of Tranches 4, 5 and/or 6. Notwithstanding any other provisions in this Agreement, in the event of default of Tranches 4, 5 and/or 6 payment(s) and after an expiry of a 30-day grace period (from the applicable default payment date of a particular Tranche) , the Purchaser agrees and undertakes to:

(a)                immediately procure the transfer (by the SPV) of the applicable portion of the Shares (calculated on a pro rata basis against the applicable Tranche(s) in default) back to the Escrow Agent;

(b)                the applicable required outstanding payment are not paid by the Purchaser to the Sellers after the expiration of the time allowed for under Tranche 6, the Purchaser agrees to immediately procure the transfer (by the Escrow Agent) of the applicable portion of the Shares (calculated on a pro rata basis against the applicable Tranche(s) in default) back to the Seller; and

(c)                 whilst the applicable portion of the Shares (calculated on a pro rata basis against the applicable Tranche(s) in default) are being held by the Escrow Agent, procure its SPV not to exercise its voting rights, to receive dividends, to transfer of the such applicable portion of the Shares or any other associated rights until such applicable portion of the Shares that are being held in escrow are paid for as contemplated in clause 1.05 (a).

1.06 Shareholders Agreement. The parties shall, use their respective best endeavours and upmost good faith, to negotiate and enter into a legally binding shareholders agreement in respect of the Company on or prior to closing, (“Shareholders Agreement”). The Shareholders Agreement shall regulate the relationship between the parties and include customary provisions to protect the rights and interests of minority shareholders including (without limitation) the following:

(a)                board and management structure of the group including operating control and related matters;

(b)                restrictions on transferability of shares to direct competition except with the consent of all shareholders;

(c)                 right of first refusal to other shareholders in case of sale of shares to third parties;

(d)                preemptive rights on issue of new shares;

(e)                tag-along rights;

(f)                  dividend distribution;

(g)                 future financing of the Company;

(h)                business plan;

(i)                  accounting and other information;

(j)                  shareholders reserved specific matters (unanimous consent);

(k)                 board reserved specific matters;

(l)                  deadlock resolution mechanism;

(m)              articles of association;

(n)                duration;

(o)                restriction on assignments and novations;

(p)                rights and remedies of shareholders in case of default;

(q)                resolution in case of default in payment of tranches under this Agreement; and

(r)                 general boilerplate provisions.

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2. RELATED TRANSACTIONS

2.01 Finders. The Sellers acknowledge that there were no finders with respect to the transaction contemplated herein that the Purchaser is obligated to.

2.02 Other Purchasers. The Sellers acknowledge and affirm that it has not solicited any other purchaser to purchase 52% shares of the Company besides the Purchaser after the date of the signed Letter of Intent. The Sellers further acknowledge that there has been no influence exerted over the Sellers by any officer or director of the Company regarding the sale of Sellers’ Shares in the Company.

3. REPRESENTATIONS AND WARRANTIES OF SELLERS

Subject to the Disclosure Letter, the Sellers, individually and jointly, hereby represent and warrant as follows:

3.01 The Shares. The Sellers hold a total of 150 common shares of the Company, which have been validly issued, are outstanding and are fully paid and non-assessable; no other designations of preferred shares exist for the Company; no other preferred shares are outstanding for the Company. Immediately prior to and at the Closing, the Sellers shall be the legal and beneficial owners of the Shares of the Company. The Sellers shall transfer to Escrow the Shares of the Company, free and clear of all liens, restrictions, encumbrances, covenants or adverse claims of any kind or character without delay after payment of Tranche 2 by the Purchaser to the Sellers as described in Clause 1.04. Upon payment of Tranche 3 by the Purchaser to the Sellers, the Escrow Agent shall, in accordance with the Escrow Agreement, transfer the Shares to the Purchasers SPV, free and clear of all liens, restrictions, encumbrances, covenants or adverse claims of any kind or character.

3.02 Authority. The Sellers have the legal power and authority to execute and deliver this Agreement and all other documents required to be executed and delivered by the Sellers hereunder and to consummate the transaction contemplated in this Agreement.

3.03. Adverse Effect. To the best of the knowledge, information and belief of the Sellers as at the date of this Agreement, there are no circumstances that may result in any Material Adverse Effect (defined below) resulting in a fifty percent (50%) reduction of the value of the Shares acquired by the Purchaser. “Material Adverse Effect” means any event, occurrence, fact, condition, or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, condition (financial or otherwise), or assets of the Company; or (b) the ability of the Company or any shareholder to consummate the transactions contemplated hereby on a timely basis; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition, or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities, or terrorism, or the escalation or worsening thereof; (v) any changes in applicable laws or accounting rules, including GAAP; or (vii) the public announcement, pendency, or completion of the transactions contemplated by this Agreement; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) through (v) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on the Company compared to other participants in the industries in which the Company conducts its businesses.

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3.04. Affiliate. The Sellers are not or have not been during the past ninety (90) days, an officer, director, 10% or greater shareholder or "affiliate" of the Purchaser, as that term is defined in Rule 144 promulgated under the United States Securities Act of 1933, as amended.

3.05. Fully Diluted; No Preemptive Rights. The Sellers do not now, nor will it prior to or on the Closing, own, either directly or indirectly, or exercise direction or control over any common shares or preferred shares of the Company other than the 150 shares, 78 of which are to be sold to the Purchaser. No person, firm or corporation has any right, agreement, warrant or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option to require the Company to issue any shares in its capital or to convert any securities of the Company or of any other company into shares in the capital of the Company. There are no pre-emptive rights in favor of any person to purchase shares of the Company’s share capital.

3.06. Title to Assets. The Company has good and marketable title to all its assets, and such assets are free and clear of any financial encumbrances.

3.07. Cooperation. The Sellers agree to execute and deliver such other documents and to perform such other acts as shall be necessary to effectuate the purposes of this Agreement.

3.08. Claims. To the best of the knowledge, information and belief of the Sellers as at the date of this Agreement, there are no claims threatened or against or affecting the Company, nor are there any actions, suits, judgments, proceedings or investigations pending or, threatened against or affecting the Company, at law or in equity, before or by any Court, administrative agency or other tribunal or any governmental authority or any legal basis for same.

3.09 No Violation. The execution and delivery of this Agreement by the Sellers, and the consummation of the transactions contemplated hereby have been duly authorized. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or default under any term or provision of any contract, commitment, indenture, other agreement or restriction of any kind or character to which the Sellers are parties to or by which the Sellers are bound.

3.10. Disclosure. The Sellers warrant and represent to the Purchaser that except as fairly disclosed (with sufficient details to identify the nature and scope of the matter disclosed) in or under the Disclosure Letter, each representation and warranty under Clauses 3.01 – 3.09 is true and correct in all material respect as at the date of this Agreement.

4. REPRESENTATIONS AND WARRANTIES BY PURCHASER

Purchaser hereby represents and warrant as follows:

4.01 Authority. The Purchaser has the legal power and authority to execute and deliver this Agreement and all other documents required to be executed and delivered by the Purchaser hereunder and to consummate the transaction contemplated in this Agreement.

4.02 No Violation. The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated in this Agreement by the Purchaser has been duly authorized. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or default under any term or provision of any contract, commitment, indenture, other agreement or restriction of any kind or character to which any of the individual Purchaser is a party or by which any of the individual Purchaser is bound.

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4.03 Representations Regarding the Acquisition of the Shares.

(a)                 The Purchaser understands the speculative nature and the risks of investments associated with the Company and confirms that it can bear the risk of the investment.

(b)                 The Purchaser has had the opportunity to ask questions and receive information and documents of the Seller and the related sale transaction and receive additional information about the Company or could acquire it without unreasonable effort or expense necessary to evaluate the merits and risks of any such purchase. Further, the Purchaser has been given an opportunity to question the Seller and receive related documentation to the purchase.

(c)                 In evaluating the merits of the purchase of the Shares of the Company, the Purchaser has relied solely on his, her or its own investigation concerning the Company and has not relied upon any representations provided by the Seller.

(d)                 Purchaser shall allow the Company to settle the balance of the Sellers Shareholder Accounts within a maximum of three (3) years from the date of this Agreement provided every such settlement will be made without disturbing working capital requirements of the Company. The balance of the Seller Shareholder Accounts shall include amounts received from the payment of Tranches 2 and 3 referenced in Clause 1.02 and any additional amount contributed by the Sellers to the Company, as reduced by the Company Legacy Assets existing as at the date of signing this Agreement.

5. SURVIVAL OF REPRESENTATIONS

5.01 Survival of Representations. All representations, warranties, and agreements made by any Party in this Agreement or pursuant hereto shall survive until December 31, 2024.

6. ADDITIONAL CONDITIONS AFTER CLOSING

6.01 Obligation of the Purchaser. Following closing and payment of tranche 2 the Purchaser shall be obligated to make ongoing timely payments as described in Clause 1.02 if:

(a)	Purchaser has received to its reasonable satisfactory documentation that the Company’s Board of Directors has approved of the sale of the Shares of the Company.

(b)	Purchaser has received to its reasonable satisfaction a legal opinion from Seller’s legal counsel that the sale of the Shares of the Company is valid, legal and enforceable and free from any liens, encumbrances, judicial enforcements, and charges.

(c)	Purchaser has received a certificate of good standing (or the equivalent) for the Company.

(d)	Purchaser has received document from the Sellers listing all known material facts, risks, assessments, actions, deficiencies or issues related to the Company Legacy Assets and which have a detrimental effect of over $100,000 USD (One Hundred Thousand United States Dollars).

(e)	Purchaser has received document from the Sellers listing all domestic and international judicial proceedings of the Company.

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(f)	Purchaser has received confirmation that all corporate approvals are in place to appoint Board seats, as provided in Clause 8.01(c) of this Agreement; and

(g)	Purchaser has received, or Seller hereby promises that it will make available after execution of this Agreement and no later than 60 calendar days after signing this Agreement, audited financial statements of the Company by a PCAOB qualified third party independent auditor for the past two completed fiscal years ending December 2021 and December 2022.

6.02 Obligation of Seller. The Seller shall be obligated to transfer the Shares to the Escrow Agent after the payment of Tranche 2 has been satisfied by the Purchaser to the Sellers as described in Clause 1.04.

7.	NON-DISCLOSURE; NON-COMPETITION RELATING TO THE BUSINESS; ACCESS TO RECORDS.

7.01 From and after the Closing, the Seller, which shall include the officers, directors and shareholders of the Seller, who are signatories to this Agreement as to this Clause 7.01, shall not:

(a)                 for a period of two years from payment of the last tranche (Tranche 6), in any manner, either directly or indirectly, divulge, disclose, or communicate to any person, except the authorized attorneys, accountants, or representatives of Seller who have a need to know in connection with their respective services for Seller, in any manner whatsoever, any Confidential Information (as defined in this Section).

(b)                 for a period of two years from payment of the last tranche (Tranche 6), in any manner, either directly or indirectly, as an owner, partner, officer, director, agent, employee, independent contractor, or equity holder (as applicable) of any person, engage in the business of developing, marketing, distributing, or selling Products or related services to the business of the Company, anywhere within the United Arab Emirates and United States of America; provided however, the foregoing restriction shall not apply to the Seller holding ownership in any company, including in the same industry as the Company, so long as ownership interest in any company is less than five percent (5%);

(c)                 for a period of two years from payment of the last tranche (Tranche 6), in any manner, either directly or indirectly, solicit any employee or consultant of the Company or Purchaser to work for any person other than Purchaser or the Company; and

(d)                 for a period of two years from payment of the last tranche (Tranche 6), induce or persuade any customer or supplier of the Company or Purchaser to terminate its relationship with Purchaser or the Company, as the case may be, or to enter into any relationship with any other person engaged in the business of developing, marketing, distributing, or selling products or services related to the business of the Company and Purchaser , anywhere within the United Arab Emirates or United States of America.

(e)                 for purposes of this Clause 7.01, "Confidential Information" means any information not in the public domain concerning any matters affecting or relating to the business the Company and Purchaser, including, but not limited to, inventions, trade secrets, confidential knowledge, data, or other proprietary information relating to products, processes, know-how, designs, formulas, developmental or experimental work, computer programs, source code, databases, other original works of authorship, records, ideas and research relating to design, coding, operation, use, installation, or maintenance of computer software or proposed computer software products of the business, any portion of any reports, analyses or other materials generated or used in connection with the business, the prices Seller obtains or has obtained from the sale of, or at which it sells or has sold, its products and services, and listings of any or all of the foregoing, in whatever form, or any other information concerning the business without regard to whether all or any part of the foregoing matter would otherwise be deemed "confidential" or "material," the Parties hereto stipulating that, as between them, the same are confidential and material and significantly affect the effective and successful conduct of the business. If any clause or provision of this Clause 7.01 be found unenforceable by a court of competent jurisdiction, then such clause or provision shall be deemed to be enforceable to the extent permitted by law and every other clause and provision shall continue in full force and effect. The Sellers acknowledge that the restraints imposed upon it pursuant to this Clause 7.01 are no greater than is reasonably necessary to preserve and protect the assets and legitimate business interests of the Company and the Purchaser and that such restraints will not impose undue hardship on the Sellers, and that a violation of this Clause by the Sellers would irreparably injure the Company and Purchaser. Accordingly, the Company and/or the Purchaser may, in addition to pursuing its other remedies, obtain an injunction from any court having jurisdiction of the matter against the Sellers, as applicable, for any such violation without having to prove the inadequacies of monetary relief and no bond or other security shall be required in connection with such injunction.

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8. OTHER COVENANTS

8.01 Immediately after the date of this Agreement, the Company and the Seller have agreed on the following terms:

(a)                 Finalize and sign all the closing documents set out under Exhibt A in good faith

(b)                 The Purchaser shall support the Company to obtain projects in the United States and Europe.

(c)                 The Purchaser shall bring in new products for manufacturing by the Company as agreed by the Company’s Board of directors.

(d)                 The Company will have a total of five Board seats. The Purchaser will appoint two non-paid Board seats of the Company immediately upon payment of Tranche 2 by the Purchaser to the Sellers. The names of the two Board seats shall be confirmed in writing by the Purchaser upon Closing. There shall be another two Board seats to be appointed by the Second Party and the Third Party respectively. The fifth director will be an independent third party to be agreed and appointed by the Purchaser and Seller following Closing in accordance with the Shareholders Agreement.

(e)                 The Purchaser will support the Board of Directors in identifying cash flow requirements of the Company in advance and the Purchaser will assist the Board of Directors by arranging up to One Hundred Million United States dollars (USD 100,000,000) in the form of debt financing for the benefit of the Company at an applicable mutually acceptable coupon rate within fifteen (15) months from the date of this Agreement to secure adequate financing to meet the cashflow requirements of the Company.

(f)                  All funds received by the Company will be disseminated only upon resolution of the Board of Directors. The Board of Directors will hold full financial control of the Company and the use of funds.

8.02 Full Control. The current management team for the Company will continue to operate, and full operational control will be retained by existing shareholders/management unless the new Board of Directors determines otherwise due to a breach of the Shareholders Agreement, ongoing poor performance, or if structural changes are recommended in line with the laws governed by this Agreement which will be decided and approved by the new Board of Directors of the Company.

9. DELIVERIES BY SELLER

9.1 Deliveries by SELLER. Upon the receipt of Tranches 1, 2 and 3 by the the Sellers, the Escrow Agent shall deliver to Purchaser, in form and substance reasonably satisfactory to Purchaser and its counsel, an executed share transfer document representing the Shares for a 52% ownership in the Company, together with such other instruments of transfer, as may be necessary or appropriate to confirm or carry out the provisions of this Agreement.

10. MISCELLANEOUS

10.01 Expenses. Each of the Parties shall bear its own expenses incurred in conjunction with the Closing hereunder. Notwithstanding, the information required for the audit for the Company and the expense incurred to appoint a third-party independent auditor will be the joint responsibility of the Company and the Purchaser. Additionally, in the event of a material default by either Seller or Purchaser, the defaulting party agrees to pay the fees incurred by the non-defaulting party, which will pay for the costs of third-party independent legal advisors and legal representations borne by the non-defaulting party for this transaction. In case of default by the Sellers, the maximum claim amount (in respect of all claims) to be made by the Purchaser shall be the cost of the due diligence limited to $ 10,000 plus the initial $1,000,000 deposit paid by the Purchaser, i.e. a total of $1,010,000 only. In case of default by the Purchaser, the maximum claim amount (in respect of all claims) to be made by the Sellers shall be restricted to the initial $1,000,000 deposit paid by the Purchaser for the first Tranche.

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10.02 Further Assurances. From time to time, at the request of the Purchaser and without further consideration, the Seller shall execute and transfer such documents and take such action as the Purchaser may reasonably request in order to effectively consummate the transactions herein contemplated.

10.03 Survival. Sellers represent and warrant that they have provided the Purchaser the documents of due diligence and information requested by Purchaser as part of the fair disclosure. No representation or warranty by the Sellers or Company contained in this Agreement subject to the qualifications in the Disclosure Letter, and no statement contained in any instrument, list, certificate, or writing furnished to the Purchaser pursuant to the due diligence provisions hereof or in connection with the transaction contemplated, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading or necessary in order to provide the Purchaser with all proper information as to the Company and its affairs. Qualified by the Disclosure Letter, the representations and warranties of the Sellers and the agreements and covenants set forth in this Agreement shall survive the Closing hereunder until 31 December, 2024, notwithstanding any due diligence investigation conducted by or on behalf of the Purchaser. Aside from de minimus damages of $100,000 or less in respect of indemnification under this Agreement, which shall not be indemnified, the Sellers and Company agrees to indemnify and hold harmless the Purchaser and all their officers, directors, employees and agents for direct and non-consequential loss or damage arising as a result of or related to any breach or alleged breach by the Sellers of any of their respective representations and warranties set forth under Clause 3 in this Agreement, provided any such claim(s) by the Purchaser are made prior to 31 December, 2024.

10.04 Parties in Interest and Assignments. All the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the heirs, beneficiaries, representatives, successors, and assigns of the parties hereto. No party shall assign, novate, transfer, mortgage, charge, subcontract, delegate, or deal in any other manner with any or all of its rights and obligations under this Agreement.

10.05 Prior Agreements; Amendments. This Agreement supersedes all prior agreements and understandings between the Parties with respect to the subject matter hereof. This Agreement may be amended only by a written instrument duly executed by the Parties hereto or their respective successors or assigns.

10.06 Headings. The Clause and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretations of this Agreement.

10.07 Confidentiality. Each Party hereby agrees that all information provided by the other Party and identified as “confidential” will be treated as such, and the receiving Party, affiliates, associates, representatives, agents, directors, employees, managers, shareholders and other parties associated with the receiving Party shall not make any use of such information other than with respect to this Agreement. Each Party shall permit access to its confidential information to its agents or employees or third parties only if such disclosure is reasonably believed to be necessary to the purposes of such person evaluating, contemplating, recommending, or engaging in any program or service offered by The Company or for the purpose of entering a business relationship with The Company, and only if said agents, employees, or third parties:

(a)     reasonably require access to the confidential information for purposes approved by this Agreement, and.

(b)     have been apprised of this Agreement and the agent, employee or third party’s obligations to maintain the trade secret status of confidential information and to restrict its use as provided by this Agreement.

If the Agreement shall be terminated, each Party shall return to the other all such confidential information in their possession or will certify to the other Party that all such confidential information that has not been returned has been destroyed.

10.08 Notices. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed (registered or certified mail, postage prepaid, return receipt requested) to the Parties at their address specified on the signature page hereto, with a copy sent as indicated on the signature page.

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10.09 Severance. If any provision or part-provision of this Agreement is or becomes invalid, illegal or unenforceable, it shall be deemed deleted, but that shall not affect the validity and enforceability of the rest of this Agreement.

10.10 Survival of Provisions. If any covenant or other provision of this Agreement is invalid, illegal, or incapable of being enforced by reason of any rule of law or public policy, then such covenant or other provision will be severed from and will not affect any other covenant or other provision of this Agreement, and this Agreement will be construed as if such invalid, illegal, or unenforceable covenant or provision had never been contained in this Agreement. All other covenants and provisions of this Agreement will, nevertheless, remain in full force and effect and no covenant or provision will be deemed dependent upon any other covenant or provision unless so expressed herein.

10.11 Specific Performance. The Company and the Seller agree herein that a monetary remedy for breach of this Agreement, at some later date, may be inadequate, impracticable and difficult of proof, and further agree that such breach may cause the Purchaser irreparable harm. Accordingly, the Parties hereto agree that the Purchaser may, to the fullest extent permitted by law, enforce this Agreement by seeking, among other things, injunctive relief and/or specific performance hereof, that by seeking injunctive relief and/or specific performance, the Purchaser shall not be precluded from seeking or obtaining any other relief to which Indemnitee may be entitled. The Company and the Seller further agree that the Purchaser shall, to the fullest extent permitted by law, be entitled to such specific performance and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, without the necessity of posting bonds or other undertaking in connection therewith.

10.12 Rights and Remedies. Except as expressly provided in this Agreement, the rights and remedies provided under this Agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

10.13 Governing Law and Jurisdiction. This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with English law. Each party irrevocably agrees that the courts of the Dubai International Financial Centre shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this Agreement or its subject matter or formation.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered on the date first above written

Purchaser: Quality Industrial Corp.

By: /s/ John-Paul Backwell

Name: John-Paul Backwell

Title: Chief Executive Officer

Seller: Gerab National Enterprise LLC

By: /s/ Abdullah Sharafi

Name: Abdullah Sharafi, duly authorized to sign on behalf of Gerab National Enterprises LLC

Gerab National Enterprises LLC Owns: 75 Shares in Company

By: /s/ Saseendran Kodapully Ramakrishnan

Name: Saseendran Kodapully Ramakrishnan

Saseendran Kodapully Ramakrishnan Owns: 75 Shares in Company

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Exhibit A – Closing documents

1.	Escrow Agreement

2.	Resignation and appointment of new board

3.	Shareholders Agreement

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